UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DYNARESOURCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

268073 10 3

(CUSIP Number)

Matthew K. Rose

1110 Post Oak Place

Westlake, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268073 10 3

1.	Names of Reporting Person Golden Post Rail, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,450,363 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,450,363 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,450,363 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (i) 2,116,793 shares of Common Stock issuable upon the conversion of 1,734,992 shares of Series C Preferred Stock and (ii) 333,570 shares of Common Stock that may be issuable upon the conversion of those 1,734,992 shares of Series C Preferred Stock as a result of accrued and unpaid dividends as of May 14, 2020, which are convertible within 60 days of this Amendment to the Schedule 13D. The number of shares of the Common Stock issuable upon the conversion of the Series C Preferred Stock may be further adjusted as a result of subsequent dilutive issuances.

(2)

Based upon 17,722,825 shares of the Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, that was originally filed by the Issuer with the Securities and Exchange Commission on November 22, 2019, and an aggregate of 2,450,363 shares of Common Stock issuable upon the conversion of 1,734,992 shares of Series C Preferred Stock, including accrued and unpaid dividends thereon, which are convertible within 60 days of this Amendment to the Schedule 13D.

CUSIP No. 268073 10 3

1.	Names of Reporting Person Matthew K. Rose
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,450,363 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,450,363 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,450,363 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.1% (2)
14.	Type of Reporting Person (See Instructions) IN; HC

(1)

Includes (i) 2,116,793 shares of Common Stock issuable upon the conversion of 1,734,992 shares of Series C Preferred Stock and (ii) 333,570 shares of Common Stock that may be issuable upon the conversion of those 1,734,992 shares of Series C Preferred Stock as a result of accrued and unpaid dividends as of May 14, 2020, which are convertible within 60 days of this Amendment to the Schedule 13D. The number of shares of the Common Stock issuable upon the conversion of the Series C Preferred Stock may be further adjusted as a result of subsequent dilutive issuances.

(2)

Based upon 17,722,825 shares of the Common Stock outstanding as of October 31, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, that was originally filed by the Issuer with the Securities and Exchange Commission on November 22, 2019, and an aggregate of 2,450,363 shares of Common Stock issuable upon the conversion of 1,734,992 shares of Series C Preferred Stock, including accrued and unpaid dividends thereon, which are convertible within 60 days of this Amendment to the Schedule 13D.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by Golden Post Rail, LLC, a Texas limited liability company (“Golden Post”), and Matthew K. Rose, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 1. Security and the Issuer

Item 1 is hereby amended and restated in its entirety as follows:

“This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of DynaResource, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 222 W. Las Colinas Boulevard, Suite 1910 North Tower, Irving, Texas 75039.”

Item 2. Identity and Background

Item 2(c) is hereby amended and restated in its entirety as follows:

“(c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities and other financial instruments for investment purposes. Mr. Rose is the Manager, President, Secretary and Treasurer of Golden Post. Mr. Rose is also a member of the board of directors of each of AT&T Inc. and Fluor Corporation. Each of the Reporting Persons may also serve as general partner, managing member, director or executive officer of certain other entities engaged in purchasing, holding and selling of securities and other financial instruments for investment purposes.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“As a result of various dilutive issuances by the Issuer, the Issuer advised the Reporting Persons that each of the conversion price of the Series C Preferred Stock and the exercise price of the Warrant has decreased to $2.41 per share, as of May 13, 2020, and the number of shares of Common Stock issuable upon (i) the conversion of the Series C Preferred Stock increased by an aggregate of 67,423 shares of Common Stock, and (ii) the exercise of the Warrant increased by an aggregate of 84,279 shares of Common Stock. Further, the aggregate number of shares of Common Stock underlying the Series C Preferred Stock also may include additional shares of Common Stock that may be issuable upon any conversion of Series C Preferred Stock as a result of accrued and unpaid dividends as of the applicable conversion date. Such increases in the number of shares of Common Stock underlying the Series C Preferred Stock and the Warrant resulted from anti-dilution adjustments pursuant to the terms thereof, and no additional consideration was paid by any of the Reporting Persons in connection therewith. To the extent that any proposed exercise of the Warrant, in whole or in part, would result in the Reporting Persons beneficially owning more than 9.9% of the Common Stock of the Issuer, the Warrant will not be exercisable at the option of the Reporting Persons to such extent.

The foregoing descriptions of the Series C Preferred Stock and the Warrant, and the anti-dilution adjustments thereto do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations and the Warrant attached as Exhibit 99.8 and Exhibit 99.9, respectively, hereto and incorporated by reference herein.

On May 13, 2020, one business day prior to the May 14, 2020 Note Purchase Agreement (the “NPA”), among the Issuer, Golden Post, and the other parties listed on Exhibit A thereto (the “Remaining Purchasers”), the Issuer issued to Golden Post the following: (i) an additional warrant representing the right to purchase 2,306 shares of Common Stock, at an exercise price of $2.41 per share, and maturing on the 7-year anniversary of the date of issuance (the “Compensatory Warrant”); and (ii) an additional 1,771 shares of Series C Preferred Stock. These issuances were occasioned by the Issuer’s obligations under the Purchase Agreement, pursuant to which the Warrants and Series C

Preferred Stock were originally issued to Golden Post, and no additional consideration was paid by any of the Reporting Persons in connection with their receipt of the Compensatory Warrant and the additional shares of Series C Preferred Stock. To the extent that any proposed exercise of the Compensatory Warrant, in whole or in part, would result in the Reporting Persons beneficially owning more than 9.9% of the Common Stock of the Issuer, the Compensatory Warrant will not be exercisable at the option of the Reporting Persons to such extent.

The foregoing descriptions of the Series C Preferred Stock and the Compensatory Warrant do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations, the Certificate of Increase and the Compensatory Warrant attached as Exhibits 99.8, 99.10 and 99.11, respectively, hereto and incorporated by reference herein.

On May 14, 2020 (the “Execution Date”), the Issuer closed the NPA, as a separate and additional financing agreement, with Golden Post and the Remaining Purchasers. In connection with and pursuant to the NPA, Golden Post acquired from the Issuer a convertible promissory note (the “Golden Post Note”) payable to Golden Post in the aggregate principal amount of $2,500,000, bearing interest at a rate of 10% per annum, and maturing on the two-year anniversary of the Execution Date. On and as of the Execution Date, fifty percent (50%) of the aggregate principal amount of the Golden Post Note, or $1,250,000, has been drawn down and loaned by Golden Post to the Issuer in accordance with the agreed-upon draw summary and budget under the NPA. The balance of the aggregate principal amount of the Golden Post Note may be subsequently drawn down by and funded to the Issuer in accordance with the agreed-upon draw summaries and the budget under the NPA. The outstanding principal amount under the Golden Post Note and accrued and unpaid interest thereon is immediately convertible, at the option of Golden Post, into shares of Series D Senior Convertible Preferred Stock (the “Series D Preferred Stock”) at a conversion price of $2.00 per share of Series D Preferred Stock.

Though the Golden Post Note matures on the two-year anniversary of the Execution Date, the Golden Post Note is convertible into shares of Series D Preferred Stock for so long as there is any principal amount outstanding under the Golden Post Note. If converted into Series D Preferred Stock, the shares of Series D Preferred Stock, which are convertible into shares of Common Stock at any time at the holder’s election, have no expiration date. Though any shares of Series D Preferred Stock are initially convertible into shares of Common Stock on a 1:1 basis, the conversion price and the number of shares of Common Stock into which any shares of Series D Preferred Stock is convertible are subject to anti-dilution adjustments, which generally provide that any shares of Series D Preferred Stock will retain their percentage ownership of each of the fully diluted outstanding shares of Common Stock of the Issuer and the equity held by the Issuer in one of its subsidiaries. Further, the aggregate number of shares of Common Stock into which those shares of Series D Preferred Stock are convertible may also include additional shares of Common Stock that may be issuable upon the conversion of such shares of Series D Preferred Stock as a result of accrued and unpaid dividends thereon as of the applicable conversion date. To the extent that any proposed conversion of any shares of Series D Preferred Stock would result in the Reporting Persons beneficially owning more than 9.9% of the Common Stock of the Issuer, the Series D Preferred Stock will not be convertible at the option of the Reporting Persons to such extent.

In connection with the NPA and the Golden Post Note, the Issuer also issued a common stock purchase warrant (the “2020 Warrant”) representing the right to purchase 783,976 shares of Common Stock at an exercise price of $0.01 per share, and expiring on the 10-year anniversary of the Execution Date. The 2020 Warrant is subject to anti-dilution adjustments for stock splits, stock dividends, and similar matters. The 2020 Warrant was issued to Golden Post in connection with the NPA and the Golden Post Note and no additional consideration was paid by any of the Reporting Persons in connection therewith. To the extent that any proposed exercise of the 2020 Warrant, in whole or in part, would result in the Reporting Persons beneficially owning more than 9.9% of the Common Stock of the Issuer, the 2020 Warrant will not be exercisable at the option of the Reporting Persons to such extent.

Pursuant to anti-dilution provisions contained in the Certificate of Designations governing the shares of Series D Preferred Stock and the 2020 Warrant, in the event of a dilutive issuance and without any action on the part of the Reporting Persons, the number of shares issuable upon the conversion of the Series D Preferred Stock or upon the exercise of the 2020 Warrant will be adjusted such that Golden Post’s percentage ownership on a fully diluted basis of each of the Issuer and one of its subsidiaries will remain equal to its percentage ownership of the Issuer on a fully diluted basis prior to such dilutive issuance. Additionally, in the event of a dilutive issuance, each of the conversion price of the shares of Series D Preferred Stock and the exercise price per share of the 2020 Warrant is subject to adjustment such that the aggregate exercise or conversion price per share will remain equal to the aggregate exercise or conversion price per share prior to such dilutive issuance.

The foregoing descriptions of the NPA, the Golden Post Note, the Series D Preferred Stock and the 2020 Warrant do not purport to be complete and are qualified in their entirety by reference to the NPA, the Golden Post Note, the Certificate of Designations of the Series D Preferred Stock, and the 2020 Warrant attached as Exhibits 99.12, 99.13, 99.14 and 99.15, respectively, hereto and incorporated by reference herein.

As a result of the dilutive issuance of the Golden Post Note, the 2020 Warrants and additional convertible promissory notes and common stock purchase warrants issued to the Remaining Purchasers, the Issuer advised the Reporting Persons that the conversion price of the Series C Preferred Stock and the exercise price of each of the Warrant and the Compensatory Warrant decreased to $2.05 per share and that, since the previous anti-dilution adjustment to the Series C Preferred Stock and Warrants on May 13, 2020, the number of shares of Common Stock issuable upon (i) the conversion of the Series C Preferred Stock increased by an additional 314,304 shares of Common Stock, (ii) the exercise of the Warrant increased by an additional approximately 392,478 shares of Common Stock, and (iii) the exercise of the Compensatory Warrant increased by an additional approximately 402 shares of Common Stock. Further, the aggregate number of shares of Common Stock into which those shares of Series C Preferred Stock are convertible may also include additional shares of Common Stock that may be issuable upon the conversion of such shares of Series C Preferred Stock as a result of accrued and unpaid dividends thereon as of the applicable conversion date. Such increases in the number of shares of Common Stock underlying the Series C Preferred Stock, the Warrant and the Compensatory Warrant resulted from anti-dilution adjustments pursuant to the terms thereof, and no additional consideration was paid by any of the Reporting Persons in connection therewith.

The foregoing descriptions of the Series C Preferred Stock, the Warrant and the Compensatory Warrant, and the anti-dilution adjustments thereto do not purport to be complete and are qualified in their entirety by reference to the Certificate of Designations, the Warrant, the Certificate of Increase and the Compensatory Warrant attached as Exhibits 99.8, 99.9, 99.10 and 99.11, respectively, hereto and incorporated by reference herein.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference into this Item 4.

In connection with and pursuant to the Charter Amendment, the Reporting Persons, as the holders of the Series C Preferred Stock, appointed Phillip A. Rose, the son of Matthew K. Rose, as a Class III director to act as their representative on the Issuer’s board of directors.

As part of the transaction contemplated by the NPA, the Issuer amended and restated the Registration Rights Agreement (the “A&R Registration Rights Agreement”) pursuant to which Golden Post may require the Issuer to register the shares of Common Stock which may be issued to the Reporting Persons upon (i) the conversion of the Series C Preferred Stock, (ii) the conversion of the Series D Preferred Stock, and (iii) the shares of Common Stock issuable to the Reporting Persons upon the exercise of any of the Warrant, the Compensatory Warrant and the 2020 Warrant, including any additional shares of Common Stock issuable to the Reporting Persons in connection with any such exercise or conversion pursuant to the applicable anti-dilution provisions thereof and, with respect to any conversion of Series C Preferred Stock or Series D Preferred Stock, any accrued and unpaid dividends as of the applicable conversion date.

The foregoing description of the A&R Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement attached as Exhibit 99.16 hereto and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Persons is stated in Items 11 and 13 on the cover page(s) hereto.

The Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) Number of Shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

As of the date hereof, the Reporting Persons do not own any Shares other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, are described below:

The portions of Item 3 and Item 4 of this Amendment that relate to the acquisition by the Reporting Persons of additional shares of Series C Preferred Stock, the Compensatory Warrant, the 2020 Warrant and the Golden Post Note, and any anti-dilution adjustments or accrued and unpaid dividends or any other adjustments or modifications to the number of shares of Common Stock that may be acquired by the Reporting Persons upon exercise of such derivative security of the Issuer, are incorporated by reference into this Item 5(c).

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

“The information set forth in each of Item 3 and Item 4 is incorporated by reference into this Item 6.

Pursuant to the Certificate of Designations of the Series C Preferred Stock, the holders of the Series C Preferred Stock, including Golden Post, have preemptive rights that, subject to certain limitations, require the Issuer to first offer and sell to Golden Post a portion of any equity securities that the Issuer sells to any third party. Additionally, the Certificate of Designations of the Series C Preferred Stock provides that the affirmative vote of a majority of the holders of the Series C Preferred Stock is required before the Issuer can take certain corporate actions, including, among other things, effecting certain change in control transactions. To the extent the shares of Series C Preferred Stock are convertible into shares of Common Stock, such shares of Series C Preferred Stock will generally have the voting rights and powers of that number of shares of Common Stock into which such shares of Series C Preferred Stock are immediately and freely convertible.

Pursuant to the transaction contemplated by the NPA, the Issuer has agreed to call a special meeting of the stockholders of the Issuer, to be held not later than July 14, 2020, to solicit stockholder approval of (a) an amendment of the Issuer’s certificate of incorporation to increase the number of authorized shares of Common Stock from 25,000,000 shares to 40,000,000 shares, and (b) an amendment of the Certificate of Designations of the Series C Preferred Stock, in order to (i) extend the date after which a holder of shares of Series C Preferred Stock may unilaterally compel the Issuer to repurchase such holder’s shares of Series C Preferred Stock until June 30, 2022, (ii) to provide a limitation that, to the extent that any proposed conversion of any shares of Series C Preferred Stock would result in the holder of such shares of Series C Preferred Stock beneficially owning more than 9.9% of the Common Stock of the Issuer, the Series C Preferred Stock will not be convertible at the option of its holder to such extent, and (iii) provide for certain additional restrictions on the ability of the Issuer to subsequently issue additional shares of Series C Preferred Stock.

Pursuant to the Certificate of Designations of the Series D Preferred Stock, the holders of the shares of Series D Preferred Stock, including Golden Post, have preemptive rights that, subject to certain limitations, require the Issuer to first offer and sell to Golden Post, as the holder of such shares of Series D Preferred Stock, a portion of any equity securities that the Issuer sells to any third party. Additionally, the Certificate of Designations of the Series D Preferred Stock provides that the affirmative vote of a majority of the holders of the shares of Series D Preferred Stock is required before the Issuer can take certain corporate actions, including, among other things, effecting certain change in control transactions. Furthermore, a holder of shares of Series D Preferred Stock may unilaterally compel the Issuer to repurchase such holder’s shares of Series D Preferred Stock after the fifth anniversary of effective date of the conversion of the Golden Post Notes and the receipt of Series D Preferred Stock in connection therewith. To the extent the shares of Series D Preferred Stock are convertible into shares of Common Stock, such shares of Series D Preferred Stock will generally have the voting rights and powers of that number of shares of Common Stock into which such shares of Series D Preferred Stock are immediately and freely convertible.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits to this Schedule 13D:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement, dated as of July 10, 2015, by and between Golden Post Rail, LLC and Matthew K. Rose, incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.2	Securities Purchase Agreement, dated as of May 6, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC and Koy W. Diepholz, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.3	Certificate of Amendment to Amended and Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.4	Promissory Note, dated as of May 6, 2015, made by DynaResource, Inc. to Golden Post Rail, LLC, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2015.

99.5	Limited Consent Agreement, effective as of June 17, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 99.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.6	Registration Rights Agreement, dated as of June 30, 2015, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.7	Co-Sale Agreement, dated as of June 30, 2015, by and among DynaResource, Inc., Golden Post Rail, LLC, and certain stockholder signatories thereto, incorporated by reference to Exhibit 99.7 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.8	Certificate of Designations of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on June 29, 2015, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 7, 2015.

99.9	Warrant, dated June 30, 2015, incorporated by reference to Exhibit 99.9 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on July 10, 2015.

99.10	Certificate of Increase of Series C Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.11	Warrant, dated May 13, 2020, incorporated by reference to Exhibit 4.6 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.12	Note Purchase Agreement, dated as of May 14, 2020, by and among DynaResource, Inc., Golden Post Rail, LLC and the other parties listed on Exhibit A thereto, incorporated by reference to Exhibit 10.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.13	Convertible Promissory Note, dated May 14, 2020, incorporated by reference to Exhibit 4.1 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.14	Certificate of Designations of Series D Senior Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 13, 2020, incorporated by reference to Exhibit 3.2 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.15	Warrant, dated May 14, 2020, incorporated by reference to Exhibit 4.3 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.

99.16	Amended and Restated Registration Rights Agreement, dated as of May 14, 2020, by and between DynaResource, Inc. and Golden Post Rail, LLC, incorporated by reference to Exhibit 4.7 to DynaResource, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 20, 2020.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2020	Matthew K. Rose

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose

Golden Post Rail, LLC

	By:	/s/ Matthew K. Rose
	Name:	Matthew K. Rose
	Title:	Manager, President, Secretary and Treasurer